OMV Aktiengesellschaft



OMV Investor News

October 13, 2006
8.00am (UK time) — 9.00am (CET)

82-3209

SUPPL

Fidelity holds less than 5.00% in OMV shares

OMV Aktiengesellschaft has received an announcement in accordance with paragraph 91 of the Austrian Stock Exchange Act concerning a change in the number of OMV shares owned by Fidelity.

Fidelity International Limited, Hamilton, Bermuda, and FMR Corp., Boston, USA, have announced, that their stake in total voting shares of the common stock in OMV has fallen below the 5.00% threshold. With respect to voting rights funds managed by Fidelity's are counted together as they represent a voting pool.

Today, OMV has published an announcement in official gazette Wiener Zeitung according to paragraph 93 of the Austrian Stock Exchange Act and has informed the Vienna Stock Exchange as well as the Austrian financial supervisory authority Finanzmarktaufsicht.

For further information, please contact:

OMV
Ana-Barbara Kunčič, Investor Relations Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com
Bettina Gneisz, Press Tel. +43 (1) 40 440-21660; e-mail: bettina.gneisz@omv.com
Thomas Huemer, Press Tel. +43 (1) 40 440-21660; e-mail: thomas.huemer@omv.com

Internet Homepage: www.omv.com

Next result announcement **January–September and Q3 2006** on November 15, 2006

dlw 10/31



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